

For m[redacted]tact:
Airspr
Rober
Martin
e-mail
mkleinman@nyc.rr.com





FOR IMMEDIATE RELEASE
January 20, 2005

DIAL EXPANDS SUCCESSFUL *DIAL®COMPLETE™* LINE WITH TWO NEW SCENTS

Powered by Airspray's instant-foam dispensing technology, Dial's revolutionary liquid hand soap continues to grow in sales volume and consumer acceptance

POMPANO BEACH, FL, January 20 – As a result of continued sales growth and rising consumer acceptance, The Dial Corporation, one of the most innovative, largest and respected U.S. consumer product manufacturers, has again expanded its successful *Dial® Complete™* brand -- and called upon Airspray for its instant-foam dispensing technology.

The latest extension from Dial is two new "flavors" -- Fresh Pear and Cool Plum – for its *Dial Complete Foaming Lotion Hand Wash* line. The U.S. rollout is now underway.

Dial Complete was first introduced as an instant antibacterial foaming hand wash in February 2001 and was the first major consumer product brand to develop, market and promote the foaming hand soap concept. At the time, it was considered the "biggest advance in liquid hand soaps" in more than a decade, according to Herbert M. Baum, Chairman, President and CEO of The Dial Corporation. The company has a long history of creating and launching groundbreaking, and trusted, consumer products. Dial products have been sold for more than 100 years.

Today, *Dial Complete* – alone – accounts for 4.3 percent of hand soap sales (based upon IRI data, 52 wks F/D/MX excluding Wal-Mart).

(more)

In 2004, Dial expanded its position in the instant-foam market segment when it introduced the Airspray-powered, three-SKU, scented *Tone® Foaming Hand* Wash. Receiving extensive national support, the new products built upon the success of *Dial Complete*, and reinforced the marketplace shift towards foaming hand soaps, as evidenced by sales in leading mass retail outlets such as Wal-Mart and Target.

Dial again selected the Airspray *Table Top* foamer for its breakthrough hand soaps. This Airspray dispenser offers manufacturers higher output of effective ingredients and elegant, upscale design that communicates *Dial Complete's* value-added sales proposition. The Airspray *Table Top* foamer is perfect for a wide variety of home countertop product applications.

ABOUT AIRSPRAY

Airspray N.V. is a worldwide leader in the design, manufacture and supply of innovative non-aerosol dispensing technologies used in home, personal care and commercial product applications. Founded in 1983 in The Netherlands, Airspray has developed sophisticated user- and environmentally friendly dispensing solutions for multinational firms in the increasingly competitive personal care, household product and pharmaceutical markets.

Airspray offers the industry's widest range of value-added mechanical foam dispensers with over 21 versions available. All are based on unique, patented technologies that work without chemical propellants. Airspray is listed on the Official Market of Euronext (Amsterdam). In the U.S., the company is traded over-the-counter ("AYAKY").

As the role of the dispenser has grown in the sales and merchandising of "sprayed" consumer products, Airspray's expertise in research and development and fast prototyping has helped clients such as Bristol-Myers, Clairol, Colgate, Henkel-Schwarzkopf, L'Oreal, Unilever and Yves Rocher -- to name only a few -- differentiate their products. For further information, call 954/972-7750 or 072-541-4666, or visit the company's web site at www.airspray.net. For more information on Dial Complete, visit online www.dialcomplete.com.

###